Exhibit 1

MTS announces closing of Vexigo transaction

All proposed resolutions were approved by the extraordinary general meeting

Ra’anana, Israel – April 1, 2015– MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of mobile virtual network enabler, mobile money and telecommunications expense management solutions and services, today announced that the shareholders of Mer Telemanagement Solutions Ltd. (“MTS”) at an extraordinary general meeting of shareholders overwhelmingly approved the acquisition of Vexigo Ltd. (“Vexigo”), a privately-held Israeli-based software company supporting video advertising over the internet and mobile devices.

Subsequent to the shareholder vote, the closing of the transaction was completed. Under the terms of the agreement, MTS acquired 100% of the outstanding shares of Vexigo in consideration of the payment of $3 million at closing and two future payments of $500,000 each. In addition, at closing MTS issued 40% of its ordinary shares post-closing to Vexigo’s shareholders. The agreement further provides for earnout payments of up to $16 million over a 5.5 years period from the closing date, based on the earnings of the Vexigo product line.

Vexigo will now operate as a wholly-owned subsidiary of MTS and its results will be consolidated in the financial statements of MTS as of April 1, 2015.

In connection with the closing of the transaction, Mr. Isaac Ben-Bassat resigned as a member of our board of directors and Mr. Tzvika Friedman and Mr. Adi Orzel were appointed as members of our board of directors.

“We are excited about this acquisition, which we believe will benefit our customers, partners, employees and shareholders,” said Lior Salansky, CEO of MTS. “With this acquisition, we believe that we will have the scale and resources to expand our market position."

“This transaction is in line with our business objectives and it is an important step in carrying out our strategy to enhance our business and increase shareholder value by making accretive acquisitions and entering into new business areas,” said Mr. Chaim Mer, Chairman of the Board of the Company. “We welcome Tzvika Friedman and Adi Orzel to our board of directors,” added Mr. Mer.

MTS further announced today all of the proposed resolutions were adopted and approved by the required majority at the extraordinary general meeting of its shareholders held on April 1, 2015. For more information, please see the Notice and Proxy Statement relating to the 2015 extraordinary general meeting of shareholders furnished on Form 6-K to the Securities and Exchange Commission on February 18, 2015.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a global provider of innovative products and services for telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators and enablers (MVNO/MVNE), billing mobile money services and solutions and an IOT/M2M enablement platform used by mobile service providers.

The MTS TEM Suite solution enables enterprises to gain visibility and control of strategic fixed and mobile telecom assets, services and IT security policies that drive key business processes and provides a crucial competitive advantage. The MTS cloud, consulting and managed services solutions — including integrated management of invoices, assets, wireless, optimization, usage, mobile device management, procurement, help desk and bill payment, along with dashboards and reporting tools — provide professionals at every level of an organization with rapid access to concise, actionable data.

The MTS solution for M2M (Machine to Machine) and Internet of Things (IoT) service providers is a comprehensive, proven and highly scalable cloud-based IoT enablement platform. The platform supports all business, operational, management and analytics services, features and functionality requirements of M2M and IoT service providers.

MTS’s solutions for wireless and wireline telecommunication service providers are used for interconnect billing, partner revenue management and for charging and invoicing services. The MTS MVNE services enable the quick launch of new MVNO initiatives in pay as you grow and revenue share models. In addition, MTS has pre-configured, full-features and scalable solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO).

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States and Hong Kong and through distribution channels. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission

Company Contact:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com